UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⊠       Form 40-F ☐

EXPLANATORY NOTE

GameSquare Holdings, Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to the Company’s report on Form 6-K, as filed with the Securities and Exchange Commission on July 25, 2023 (the “Original 6-K”) due to a clerical error when the Original 6-K was electronically submitted for filing, solely (i) to amend the date of report of the Original 6-K to July 25, 2023, and (ii) to amend the date of release of the Press Release to July 25, 2023.

Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: July 25, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

3

EXHIBIT INDEX

99.1	News release dated July 25, 2023

4